AM 3-22-2005*

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

05035582

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING MAR - 1 2005 WASH., D.C.

SEC FILE NUMBER
8- 52252

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **Akros Securities, Inc.**

[redacted]

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

PROCESSED MAR 2 2005 THOMSON FINANCIAL

375 Park Avenue, 9th Floor
(No. and Street)

New York (City) **New York** (State) **10152** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo **(212) 809-7171**
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — if individual, state last, first, middle name)

300 Madison Avenue (Address) **New York** (City) **New York** (State) **10017** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

3/23/05

Akros Securities
Banca Popolare di Milano Group

State of New York)
) ss:
County of New York)

February 24, 2005

OATH OR AFFIRMATION

I, Jacqueline A. DiPaola, swear that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Akros Securities, Inc., as of December 31, 2004, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jacqueline A. DiPaola
Executive Vice President

Subscribed and sworn before me this
24th day of February 2005

Donna S. Horman
Name of Notary
Notary Public
My commission expires

DONNA S. HORMAN
Notary Public, State of New York
No. 4981766, Nassau County
Certificate Filed in New York County
Term Expires May 20, 2007

Akros Securities, Inc.

Statement of Financial Condition
As of December 31, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Akros Securities Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Akros Securities Inc. at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 25, 2005

Akros Securities, Inc.
Statement of Financial Condition
December 31, 2004

Assets	
Cash and cash equivalents	$ 1,931,358
Receivable from clearing broker	262,164
Fixed assets, net of accumulated depreciation of $52,404	16,242
Receivable from parent	19,785
Commissions receivable	13,011
Investment	243,428
Other assets	27,558
Total assets	$ 2,513,546
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 100,842
Income taxes payable	60,934
Compensation payable	160,846
Total liabilities	322,622
Stockholder's equity	
Common stock, par value $10 per share, 4,000 shares authorized, 1,000 shares issued and outstanding	10,000
Additional paid-in capital	3,490,000
Accumulated deficit	(1,309,076)
Total stockholder's equity	2,190,924
Total liabilities and stockholder's equity	$ 2,513,546

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

Akros Securities, Inc. (the "Company") was incorporated under the laws of the State of Delaware on October 13, 1999. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and became a member of the National Association of Securities Dealers, Inc. (the "NASD") on April 20, 2000. The Company is a wholly owned subsidiary of Banca Akros S.p.A. (the "Parent"), an investment bank duly organized and existing under the laws of the Republic of Italy. Banca Popolare di Milano ("BPM") is a majority stockholder of the Parent. The Company was formed for the purpose of providing foreign and domestic institutional clients with market research and execution services for securities traded in the United States and Europe.

All customer transactions are cleared through another registered broker-dealer on a fully disclosed basis. Accordingly, the Company is exempt from the Securities and Exchange Commission's (the "SEC") Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.

2. Summary of Significant Accounting Policies

The financial statements of the Company have been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consists of cash and highly liquid investments with original maturities of three months or less, held at a major financial institution.

Securities Transactions
Securities transactions are recorded on a trade-date basis.

Pursuant to its clearing agreement, the Company is liable for customer obligations in the event of default by the customer. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2004, the Company has not recorded a liability with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty.

Foreign Currency
Amounts denominated in or expected to settle in foreign currencies are translated into United States dollars ("US$") on the following basis: (a) market value of investment securities are converted at the closing rate of exchange at the balance sheet date; and (b) purchases and sales of investment securities, as well as income and expenses, are converted at the rate of exchange prevailing on the respective dates of such transactions. As of December 31, 2004, there were no such transactions.

Depreciation and Amortization
Fixed assets are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line basis using estimated useful lives of five to seven years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the lesser of the economic useful life of the improvements or term of the lease.

3. Receivable from Clearing Broker

Receivable from clearing broker primarily represents cash on deposit required by the clearing broker to cover customer defaults and trade errors.

4. Investment

On January 15, 2004, the Company purchased 63 shares of the common stock of ESN North America, Inc. ("ESN") for $180,000 and a non-monetary asset with a fair value of $625,000, and simultaneously sold 18 of those shares to an unrelated party for $250,000. As of December 31, 2004, the Company owned 25% of the ESN common stock issued and outstanding and the investment is recorded as an equity method investment under Accounting Principles Board Opinion No. 18.

5. Income Taxes

The Company provides for income taxes for all transactions that have been recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." SFAS No. 109 requires the financial statement recognition of deferred tax assets unless it is more likely than not that such assets will not be realized. As of December 31, 2004, the Company has recorded deferred tax assets of approximately $301,000, related to temporary differences (depreciation, amortization, and net operating loss deductions) between financial and taxable income. The deferred tax assets have been fully offset by a valuation reserve.

The Company has U.S. Federal tax loss carryforwards of approximately $549,000 expiring in 2022 and $311,000 expiring in 2023.

6. Related Party Transactions

The Company has commission sharing agreements with its Parent regarding (i) execution of U.S. and non-U.S. securities transactions by the Parent for U.S. and European institutional customers and (ii) execution of U.S. securities transactions by the Company on behalf of customers of the Parent. As of December 31, 2004, total commissions receivable from the Parent was $18,925.

The Company executes U.S. securities transactions on behalf of an affiliate, Bipiemme Gestioni, S.G.R. S.p.A.

The Parent reimburses the Company for operating charges paid on behalf of the Parent of which $860 was receivable from the Parent at December 31, 2004.

The Company has an active bank account with the Parent in the amount of $5,993 at December 31, 2004.

7. Commitments

The Company leases office space under a sublease agreement with BPM which expires on February 13, 2005. On June 10, 2004, the Company entered into a new sublease agreement with BPM which expires on February 28, 2007. Future minimum rental commitments under the lease agreement are as follows:

Year ending December 31		
2005	$	50,256
2006		57,436
2007		9,573
	$	117,265

8. Net Capital Requirement

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1 ("Rule 15c3-1"), which requires net capital, as defined, of not less than the greater of $250,000 or 2% of aggregate debit items, as defined. At December 31, 2004, the Company had net capital of $1,877,918 which was $1,627,918, in excess of minimum requirements.

9. Fair Value of Financial Instruments

Substantially all financial instruments carried at historical cost or contract value approximate market value due to their relatively short-term nature.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and
Stockholder of Akros Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Akros Securities Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 25, 2005